

Mail Stop 7010

July 13, 2007

Via U.S. mail and facsimile

Mr. Darren Miles
Chief Financial Officer
Earth Biofuels, Inc.
3001 Knox Street; Suite 403
Dallas, TX 75205

      RE: Form 10-K for the fiscal year ended December 31, 2006
                Form 10-K/A for the fiscal year ended December 31, 2006
                Form 10-QSB for the quarter ended March 31, 2007
                File No. 000-50842

Dear Mr. Miles:

        We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings.

2. Please amend to include a brief summary to explain the reasons for this amended filing.

<u>Business</u>

<u>Moses Lake, Washington, page 11</u>

3. We note your disclosure on page 11 that initial cash payments of $7.13 million will be due within four months following the date of your financial statements. Please tell us how you accounted for this obligation as of December 31, 2006 and the literature you relied up on to support your accounting treatment.

<u>Management's Discussion and Analysis</u>

<u>Liquidity and Capital Resources, page 28</u>

4. We note from your disclosures on pages 6-11 and Notes 8 and 17 of your financial statements that you have numerous plans to construct and/or renovate various facilities which will enable you to expand your production capacity. Please revise to clearly disclose your contractual obligations in connection with these plans as well as how these obligations are expected to impact your liquidity needs for the foreseeable future. Refer to Sections III.B.3 and IV.A and B of SEC Release 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

Controls and Procedures, page 35

5. Please amend to include disclosure about the restatements of your Form 10-QSBs for the periods ended March 31, 2006, June 30, 2006, September 30, 2006, and March 31, 2007 as well as your Form 10-KSB for the period ended December 31, 2006. Your amended disclosures should discuss the existence of any material weaknesses and the effect of these restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2006. Please also amend to disclose the corrective measures you have taken or in the process of taking in light of your restatements.

Consolidated Financial Statements

General

6. Please revise your future filings, beginning with your next interim filing on Form 10-QSB, to disclose your accounting policy for presentation of excise taxes on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues). If your policy is to report excise taxes on a gross basis and those amounts are significant, please disclose the amounts of those taxes in future filings for each period for which an income statement is presented. Refer to EITF 06-3.

7. Please disclose the types of expenses that you include in the cost of sales line item and the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

    - in a footnote, the line items where these costs are recorded and the amounts included in each line item for each period presented; and

    - in MD&A, that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, general and administrative expenses.

Report of Independent Registered Public Accounting Firm, page F-2

8. It appears that Malone & Bailey, PC has assumed responsibility as principal auditor of your financial statements as of and for the years ended December 31, 2006 and 2005. However, their audits did not cover at least 50% of your consolidated assets and revenues for the periods presented. Please tell us how Malone & Bailey determined that they met the criteria to assume responsibility as principal auditor in light of the portion of your consolidated results that they did not audit.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

9. Please tell us and revise future filings to describe how the types of costs recorded in the compensation expense line item ($12.3 million and $9.1 million for the years ended December 31, 2006 and 2005, respectively) are different from compensation expense included in either cost of sales or selling, general, and administrative expenses.

Consolidated Statements of Cash Flows, page F-6

10. It appears that your indirect method cash flow statements use comprehensive loss as the starting point for determining net cash used by operating activities. Please revise future filings to use net income or loss as the starting point. Refer to paragraph 28 of SFAS 95.

Note 2 – Restatements, page F-8

11. We note your disclosure on page F-28 that your segment results for the year ended December 31, 2005 include only one month's operations of LNG. However, your disclosures on page F-8 indicate that since the transaction between Earth and the LNG business was between entities under common control, you applied the pooling method for this acquisition which would seem to indicate that the LNG results should be reflect in your consolidated results from January 1, 2005. Please amend your filing as necessary to either clarify your disclosures or include the results of LNG as though the transfer of LNG had occurred at the beginning of the first period presented (e.g. from January 1, 2005). Refer to paragraphs D11-D18 of SFAS 141.

Note 3 – Summary of Significant Accounting Policies

Accounting for Share-Based Compensation, page F-11

12. It appears that you adopted the provisions of SFAS 123R during the year ended
December 31, 2006 and that adoption of the standard had a material impact to your
financial statements. If you previously accounted for stock compensation according
to APB 25, please amend to disclose in tabular format your comparisons of reported
earnings amounts to the pro forma earnings amounts as if you had fully adopted
SFAS 123. See paragraph 45(c) of SFAS 123, as amended by SFAS 148. Please also
amend to include the disclosures required by paragraph 64 of SFAS 123(R).

13. As a related matter, please tell us how you and your auditors considered whether the
adoption of SFAS 123(R) was a material change in accounting principle which should
have been described by an explanatory paragraph to your independent accounting
firm's audit opinion. Refer to AU Section 508.

Net Loss Per Common Share, page F-12

14. Please disclose, by type of potentially dilutive security, the number of additional
shares that could potentially dilute pro forma basic EPS in the future that were not
included in the computation of pro forma diluted EPS, because to do so would have
been antidilutive for the periods presented.

Note 5 – Investments in Equity Securities, page F-12

15. It appears that you have recorded $487,000 of realized losses on trading securities
within other comprehensive income on your consolidated statement of operations and
comprehensive loss instead of in earnings as required by paragraphs 13-14 of SFAS
115. Please revise your filing to appropriately classify these losses within other
income (expense) for the year ended December 31, 2006.

16. It appears from your disclosures on page F-12 that you wrote down the carrying value
of your available for sale securities by $570,000 to create a new cost basis of
$285,000. However, you recorded the $570,000 write down as an unrealized loss
within other comprehensive income which indicates that you believe the change in
fair value is temporary. If you consider the change in fair value to be temporary, it is
unclear why you wrote down the carrying value of the available for sale investment as
if it were a trading security. Please revise your filing to clarify your accounting
treatment for your available for sale investments consistent with the provisions of
paragraph 16 of SFAS 115, FSP FAS 115-1, and SFAS 124-1.

17. As a related matter, if you considered the change in fair value of your available for sale investments to be temporary as of December 31, 2006, please revise your filing to describe how you considered the following factors in arriving at your conclusion:

- The nature of the investment;
- Any significant deteriorations in the earnings performance, credit rating, asset quality, or business prospects of the investee which may have resulted in the change in fair value;
- Any significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and
- Your intent and ability to hold this investment until recovery, considering your negative cash flows from operations, and working capital deficiencies.

Note 8 – Investments, Advances and Notes Receivable from Related Parties, page F-13

18. Provide us an analysis of all equity issuances (including shares, warrants, and options), repurchases, grants by significant shareholders to others, and conversions from one equity security to another since January 1, 2005. For each transaction, please:

- Identify the parties, including any related parties;
- Describe the nature of the consideration; and
- Quantify for us the fair value and your basis for determining the fair value.
  - o Indicate whether the fair value was contemporaneous or retrospective.
  - o To the extent applicable, reconcile the fair values you used for equity transactions to your closing stock price on the date of equity issuance
- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

19. Please revise to more clearly reconcile all of the investments and advances amounts shown in the table on page F-14 to your discussion of the investments and advances provided below the table. For example, you disclose an investment of $46,000 in American Earth as of December 31, 2006 in the table on page F-14. However, your discussion of this investment on page F-15 states that you put down a deposit of $250,000 during the year ended December 31, 2006 which was forfeited subsequent to year-end. Thus it is unclear whether all or part of the $250,000 deposit was included in your $2.6 million loss on equity investments and/or whether the $46,000 remaining investment at December 31, 2006 was a prior investment in American Earth, unrelated to the $250,000 deposit.

20. It appears from your disclosures that you had several different transactions with Dr. Dabdoub including the establishment of a joint venture, a licensing agreement, and a consulting services agreement. However, it appears that you attributed the entire value of equity consideration paid to Dr. Dabdoub to the consulting agreement and as a result recognized approximately $4.4 million of share based compensation during the year ended December 31, 2006. Please tell us how you determined how the cash and equity consideration paid to Dr. Dabdoub should be allocated to each of your transactions with him.

21. As a related matter, please also tell us and revise to disclose the nature of the consulting agreement with Dr. Dabdoub, including any significant terms (such as market and/or counterparty conditions), the period over which the consulting agreement is in effect, and how you considered EITF 96-18 in determining measurement date and period(s) in which to recognize compensation expense.

22. Please revise to include the disclosures required by paragraph 20 of APB 18 and Item 310(b)(2)(iii) of Regulation S-B or alternatively, tell us why you believe such disclosures are not necessary.

Note 9 – Intangible Assets, page F-17

23. We note your disclosure that based upon preliminary periodic assessments of goodwill and intangibles during the first quarter of 2007, there may be potential impairment of goodwill and intangibles, however, no adjustment would be made until further reliable information can be obtained. In light of significant increases to both your loss from operations and negative operating cash flows during the year ended December 31, 2006, please describe for us in detail how you performed your long-lived asset and goodwill impairment test and determined that no impairment existed as of the end of your most recent fiscal year.

24. As a related matter, please tell us how you have determined the reporting units to be used in your goodwill and long-lived asset impairment analysis as well as your basis for aggregating two or more components of an operating segment into a single reporting unit, if applicable. Refer to paragraph 30 of SFAS 142.

Note 12 – Convertible Debt, page F-18

25. Please revise to disclose the following about your convertible debt issued in July and August 2006:

- The circumstances under which the debt is convertible into cash or shares of common stock;
- The circumstances under which the debt is redeemable into cash; and
- Whether the conversion option is that of the holder, the issuer, or both.

Note 17 – Commitments and Contingencies, page F-24

26. For each litigation matter described beginning on page F-25, please disclose the estimated possible loss or range of loss if it is reasonably possible that a loss may have been incurred, or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Exhibit 21 – Subsidiaries

27. Please revise to include all of your subsidiaries. For example, it appears that Apollo LNG, Inc. is not included.

Exhibits 31.1 and 31.2 – Management Certifications

28. Your certifications indicated in paragraph 4(b) that you have designed internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, your disclosures on pages 35 and 36 seem to indicate that you are still in the process of evaluating the effectiveness of internal controls over financial reporting. If your disclosures on pages 35 and 36 are accurate, please amend your filing to remove paragraph 4(b) from your certifications, remove the introductory language of paragraph 4 which refers to internal control over financial reporting, amend the certification date, and re-file your amended certifications.

<u>FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2007</u>

<u>Consolidated Financial Statements</u>

<u>Note 2 – New Accounting Pronouncements, page 7</u>

29. Please disclose the financial statement impact associated with your adoption of FASB Staff Position EITF 00-19-2 and include the disclosures required by paragraph 12 of FSP EITF 00-19-2 in your next interim filing.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief